UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 17, 2012

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update on Chapter 11 and Related Court Proceedings

Settlement of Evolution Litigation

As previously disclosed, on April 27, 2012, Evolution Capital Management, LLC (“ECM”), Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. “Evolution Master Fund Ltd., SPC, Segregated Portfolio M”), Evo China Fund and E1 Fund Ltd. (the “Evolution Parties”) filed a complaint in the Supreme Court of the State of New York, New York County against Aptean (f.k.a. CDC Software Corporation) (“CDC Software”), Asia Pacific Online Limited and certain former directors and officers of CDC Software and CDC Corporation (collectively, the “New York Defendant Parties”), alleging tortious interference with prospective business relations, breaches of fiduciary duty, malicious prosecution, alter ego liability, and libel per se, seeking compensatory damages in excess of $15.0 million, plus punitive damages, attorney’s fees, interest and costs, relating to alleged actions taken by CDC Corporation, CDC Software, and the New York Defendant Parties in relation to the previously disclosed Evolution litigation (the “New York Action”).

On or about May 1, 2012, ECM filed a proof of claim in the Chapter 11 bankruptcy proceedings (the “Bankruptcy Proceeding”) of CDC Corporation (the “Company” or “Debtor”) currently pending in the U.S. Bankruptcy Court for the Northern District of Georgia (the “Court”), alleging various torts against the Debtor (the “ECM Proof of Claim”).

On or about August 31, 2012, the Debtor filed an Adversary Complaint against the Evolution Parties alleging various breaches of a settlement agreement and challenging the ECM Proof of Claim (the “Adversary Proceeding”).

On or about November 6, 2012, the Official Committee of Equity Security Holders of CDC Corporation (the “Committee”) filed an Intervenor Complaint against the Evolution Parties in the Adversary Proceeding.

In addition, the New York Defendant Parties have raised various claims for indemnification against the Debtor arising from the New York Action, and have filed proofs of claim in the Bankruptcy Proceeding seeking indemnification from the Debtor for any and all losses, fees and expenses incurred by them in connection with the New York Action (collectively, the “Indemnity Claims”).

As a result of the New York Action and the ECM Proof of Claim, pursuant to Order of the Court dated October 18, 2012, the Debtor has established two separate reserves: (a) the “Evolution Reserve” in the amount of $32.5 million, to satisfy the Debtor’s obligations, if any, to make payment to ECM in connection with the ECM Proof of Claim and/or any payment required to be made in connection with any of the Indemnity Claims; and (b) the “Litigation Expense Reserve” in the initial amount of $10.0 million to satisfy the Debtor’s obligations, if any, to advance or otherwise make payment on any of the Indemnity Claims for fees and other expenses incurred by any of the New York Defendant Parties in the New York Action.

In light of the risks, cost, and delays associated with the disputes between the Parties arising out of: (i) the New York Action, (ii) the ECM Proof of Claim, and (iii) the Adversary Proceeding, the Company and the Committee (together, the “Debtor Parties”), the Evolution Parties, and the New York Defendant Parties (collectively, the “Parties”) have reached tentative agreements to settle all asserted and potential claims between or among the Parties arising out of or relating to these disputes (the “Settlements”).

The Settlements, the terms of which are set forth in both an agreement between the Evolution Parties, the Debtor Parties and the New York Defendant Parties (the “Evolution Settlement Agreement”) and an agreement between the Debtor Parties and the New York Defendant Parties (the “Side Agreement”) generally provide that, following entry of an order of the Court approving the Settlements:

(i)	the Debtor shall pay the Evolution Parties the sum of $7.8 million, and CDC Software will pay the Debtor $400,000;

(ii)	all Parties shall mutually release each other from all claims related to or arising out of or connected with the New York Action;

(iii)	the New York Action and the Adversary Proceeding will be dismissed, with prejudice with each party to bear its own costs;

(iv)	ECM will withdraw the ECM Proof of Claim; and

(v)	Upon payment being made to the Evolution Parties as provided above, the Evolution Reserve and all but $1.0 million of the Litigation Expense Reserve will be released for the benefit of the Estate.

The foregoing description of the Settlements is qualified in its entirety by the full text of the Evolution Settlement Agreement and the Side Agreement, copies of which are attached as exhibits to the Settlement Motion (as hereinafter defined).

On December 12, 2012, the Company filed certain motions with the Court: (i) seeking Court authorization and approval of the Evolution Settlement Agreement and the Side Agreement, as well as authorization to release the Evolution Reserve and the Litigation Expense Reserve upon the terms set forth in the Evolution Settlement Agreement (the “Settlement Motion”); and (ii) seeking an order expediting the hearing on the Settlement Motion (the “Expediting Motion”).

On December 13, 2012, the Court granted the Expediting Motion and a Notice of Hearing (the “Notice of Hearing”) was issued. Under the Notice of Hearing, a hearing is scheduled to be held in Courtroom 1401, United States Courthouse, 75 Spring Street, S.W., Atlanta, Georgia, at 10:00 a.m. on December 18, 2012.

Copies of the Settlement Motion, the Expediting Motion and the Notice of Hearing are attached hereto as Exhibit 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

Update on Reserves and Distribution to Holders of Beneficial Interests

If the Settlements are approved, the previously proposed reserve amounts will be revised to a total proposed reserve of $32,735,576.

In the event the Court approves both the revised reserve amounts and the Settlement Motion, the Debtor estimates that cash available for a distribution to Beneficial Interests will equal approximately $120,790,784.04.

Forward-looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions. Additionally, forward-looking statements may include statements regarding: (i) any course of dealing with respect to the New York Action, the Evolution Parties, the New York Defendants and the Settlements; (ii) the final approval and execution of the Settlements; (iii) any course of action the Company may take in the future with respect to the Settlements and the Bankruptcy Proceeding, including, without limitation, any considerations, procedures, amounts or timelines relating to the Second Amended Joint Plan of Reorganization of CDC Corporation or any expectations regarding reserves and the amounts thereof, including reserves for Effective Date Available Cash, which may be subject to change; (iv) any expectations regarding the amount of cash available for a distribution to holders of Beneficial Interests in the Liquidation Trust; (v) any expectations regarding Liquidation Trust Expenses; and (vi) other matters or events that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.	Description of Exhibit

99.1	Settlement Motion

99.2	Motion for Order Expediting Hearing

99.3	Notice of Hearing

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2012

CDC CORPORATION

By:	/s/ Marcus A. Watson
Name:	Marcus A. Watson
Title:	Chief Restructuring Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Settlement Motion

99.2	Motion for Order Expediting Hearing

99.3	Notice of Hearing